Exhibit 3(i)10

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

DIALOG GROUP, INC.

Dialog Group, Inc, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of Dialog Group, Inc, by the unanimous action of its members, filed with the minutes of the board, duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, That the Restated Certificate of Incorporation of this corporation be amended by changing Article 4 thereof so that, as amended, said Article shall be and read as follows:

"4. The total number of shares of stock which the corporation shall have the authority to issue is 75,000,000 shares of Common Stock and 1,500,000 of Preferred, all of which shall have a par value of $0.001. The Preferred may be issued from time to time in one or more classes or series. The number of shares, their stated value and dividend rate, if any, and their designations, preferences, and relative, participating, optional, or other special rights and any qualifications, limitations, or restrictions thereon shall be fixed by the board of directors for each class or series in the resolutions providing for its issuance.

“Upon the filing and effectiveness of this Certificate of Amendment of Restated Certificate of Incorporation (this “Amendment”), each share of Common Stock, par value $0.001 per share, of the Corporation issued and outstanding immediately prior to such filing and effectiveness, shall be reclassified, changed and combined into one hundredth (1/100) of a share of Common Stock, par value $0.001 per share, of the Corporation. Each holder of record of a certificate representing shares of Common Stock, par value $.001 per share, as of the close of business on the effective date of the filing and effectiveness of this Amendment shall be entitled to receive, as soon as practicable, upon surrender of such certificate, a certificate or certificates representing one (1) share of Common Stock, $.001 par value, for every 100 shares of Common Stock, par value $.001 per share, represented by the certificate or certificates of such holder; provided, however, that no fractional shares of Common Stock, par value $.001 per share, shall be issued and in lieu of issuing such fractional shares, the Corporation shall pay the holder cash equal to the product of such fraction, multiplied by the fair market value of the Common Stock, par value $.001 per share, as of the filing and effectiveness of this Amendment, as determined in good faith by the Board of Directors.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective on the later to occur of the filing of this document or September 1, 2006.

IN WITNESS WHEREOF, said Dialog Group, Inc. has caused this certificate to be signed by Mark Alan Siegel, its Secretary, this 24th day of August 2006.

DIALOG GROUP, INC

By:	/s/ Mark Alan Siegel
Mark Alan Siegel, Secretary